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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following transcript of a speech delivered on September 26, 2001 by Carly Fiorina, HP's Chairman and CEO, has been posted on Compaq's internal intranet:

FIORINA ON DEMANDS FACING TODAY'S LEADERS

HEWLETT-PACKARD CHAIRMAN AND CEO CARLY FIORINA DELIVERED THE FOLLOWING SPEECH ON WEDNESDAY AT THE MINNESOTA MEETING, A CORPORATE-SPONSORED PUBLIC ISSUES FORUM, HELD IN MINNEAPOLIS, MINN. BELOW IS A TRANSCRIPT OF THE SPEECH TITLED, "WHAT DOES OUR FUTURE DEMAND OF LEADERS TODAY?"

Picture of
 CARLY
FIORINA

So much has changed since I accepted your invitation to speak.

Since then, we've become citizens of a nation in mourning; a nation whose basic freedoms, including our freedom of movement, are being weighed against other values like safety and security. In so many ways, we are a nation more united than we were just a fortnight ago - but we're also a nation in search of new meaning and context.

On the morning of September 11, I awoke to the news that the World Trade Center had been struck. Like many of you, I stood transfixed, staring at the images on television, horrified by the events unfolding before our eyes. And like many Americans, I felt a deep and extraordinary connection to the people in the World Trade Center and the Pentagon and on those airplanes ... to the companies decimated ... to the families forever altered ... to the parents, and fathers, and mothers, and children who are still hoping beyond hope that their family members will return.

And as a business leader, I experienced a whole other set of emotions. First and foremost, concern for the safety of our employees and their families. Concern for the security of our employees who are of Middle Eastern descent or who practice the Muslim religion here in the U.S. and abroad. Concern for employees who are traveling, and how to get them home to their families as fast as possible. And then a concern for the safety of customers and partners located in the World Trade Center complex, in the Pentagon, and in the airline industry. Concern about the potential threat of cyber attacks against IT infrastructure. Concern for the security across our international operations.

These are not everyday concerns for a CEO - and for that reason, they are sobering. They are grounding. Times like these force you to think deeply about the role of leadership.

If the events of September 11 had never happened, I would have covered many topics with you tonight.

I would have made the case that the next economic upturn will be enabled by a whole new generation of information technology.

I would have talked about how that new wave of technology will empower customers
- transforming how we do business, transforming how we create value and transforming entire industries.

And I would have spent time talking about the responsibility of leaders - in guiding a world in which technology and its benefits are accessible by all.

I would have talked about the fact that if we do not take responsibility for closing the gap between the haves and have-nots, between the technology-enabled and the technology-deprived - that we cannot, in fact, call ourselves leaders.

Increasingly, our success as leaders is defined by our ability to see how our organizations fit into a much larger ecosystem of causes and effects - how the push and tug of an action on one side of the globe can positively (or negatively) affect families, companies, nations, and entire peoples on the other side.

All of these topics are still worthy of a full evening of discussion and while I still hold all of these things to be true, I think for tonight, we should focus on the role of leadership, particularly in business. In some ways, September 11 marks the start of a new era of leadership - one in which corporations will have to take an even greater responsibility on a world stage.

Business leaders in this country have a daunting task ahead. It goes far beyond the physical rebuilding of New York City and Washington, D.C. It goes beyond resurrecting the towers that symbolize economic strength and prosperity. It goes beyond refocusing our companies and our teams on forging ahead with business and it goes beyond returning America to some kind of normalcy, in the face of actions designed to corrupt and destroy our way of life.

But it's quite simple: As leaders, now more than ever before, we have a responsibility to redefine the role of the corporation on a world stage - and to leverage our ability to impact individuals, companies, communities, nations - for the better.

We must remake our businesses to be far more active corporate citizens - creators not only of shareowner value, but also of social value, in ways that are systemic and sustainable.

It becomes our job to use a profit engine to raise the capabilities, extend the hopes and extinguish despair across the globe.

We have a chance and an imperative to improve the choices, economic condition and sphere of opportunity for billions more people here at home - and around the globe. It's a greater mandate - one that our customers increasingly demand of us. One that is deserved by every country in which we do business and one, I'd argue, that MUST be undertaken because it CAN be undertaken.

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This is a mandate that started as a quiet whisper more than a decade ago, and more recently could be heard more loudly in Seattle - and Prague and Genoa - in the voices of protestors who declare that global companies have not lived up to their responsibilities.

What is important here is NOT to take sides in the globalization debate, but to look at the problem, and work toward a real solution.

                                   THE MANDATE

As the world moves toward a knowledge economy, the mandate for leadership changes.

Unlike a world dominated solely by manufacturing prowess or distribution reach, one in which success is often about wringing cost out of the system or maximizing a supply chain, we've entered a different world.

In a knowledge economy, an economy driven by intellectual and human capital in addition to financial and physical capital, the transfer of knowledge, and information, and know-how - the exchange of services - will become an increasingly important driver. In such an economy, partnership and trust and reliability and respect become important. Which is why, in an economy where intellectual capital is currency, corporate behavior becomes a scorecard by which you are judged -- by your customers, your employees, your shareowners.

That scorecard will of course include your ability to be a cost-competitive player, but equally important on the scorecard will be:

    o    Your integrity and your character

    o Your ability to transfer value and know-how into local economies in which you do business

    o    Your track-record as a socially responsible corporate citizen

    o Your ability to sustain and nurture true partnerships and ecosystems, in which all parties gain both social good and economic gain.

The winning companies of this century will be those who prove with their actions that they can be profitable and increase social value - companies that both do well AND do good. So much so in fact, that business leaders will no longer view doing well and doing good as separate pursuits, but as one unified pursuit.

And, increasingly, shareowners and customers and partners and employees are going to vote with their feet - rewarding those companies that achieve social change through business. The companies that will be worthy of their investment - money, time and energy - will be those with similar values and those that can meet a much higher standard of performance.

I should note this has nothing to do with politics or subscribing to a particular ideology or economic theory. This is simply the new reality of business - one that we should and must embrace.

The question, of course, is How?

And so let me spend a moment to move this discussion from the theoretical to the practical. Whether your business, like HP's, spans the entire globe, or just the eight blocks around this building, the same principles apply.

There are four key leadership imperatives that are at work, and must be mastered, for all of us as leaders to operate and succeed going forward.

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IMPERATIVE NO. 1 IS THE PRINCIPLE OF LEADERSHIP AND THE MANDATE TO BUILD A
WINNING CULTURE.

This first leadership imperative starts within the walls of your company - in the vision you set, and in the culture you build.

Even as recently as two weeks ago, in the business world we talked about culture as a lever for change and a means of motivating employees - and, certainly, that's still true. But particularly since September 11, culture has also come to mean something else: According to a recent WALL STREET JOURNAL article on the redefinition of the workplace in light of recent events, "The tragedy brought the need for safety, security, belonging and affiliation into sharp relief."

Clearly, it's leadership's responsibility to give employees space and support to rethink their priorities in the wake of recent events. But the article goes on to say that if "managed correctly, recent events present an opportunity to strengthen employees' sense of affiliation through a common vision, a common mission, a common sense of purpose."

In this context, as leaders, we must answer the question for our employees: in a world where know-how and insight and intelligence and inventive spirit are the keys to success, what role will our company play in fostering it - and what role will we play in harnessing it?

Once we answer this, we then have to foster a culture that can deliver on that vision.

It's important to remember that top leaders can set a vision, set a strategy, set a system of rewards and metrics that encourage people, reward people, train people. But the rest is ultimately up to the individuals and teams in our companies. It is very much acts of individuals - the everyday acts of many - that make the biggest difference in the overall performance of a company.

I think that's something that Bill Hewlett and Dave Packard understood when they started HP 62 years ago. Bill and Dave didn't create HP in 1939 to build an empire or a fortune. These two young Stanford guys with $538 between them simply wanted to invent what they called the useful and the significant - useful in people's lives, and contributing to the world in a significant way.

And they wanted to create a meritocracy - where personal, everyday acts of leadership counted.

Which is why they were devoutly egalitarian and progressive in the way they designed employee programs such as employee stock ownership - all employees would become leaders, in a sense. They rewarded people based on performance and contribution, rather than on rank or title or size of organization or time in job.

Today, you can see the foundations of that culture magnified today in initiatives like HP's World E-Inclusion effort, designed to spread the benefits of the digital world into areas that have been excluded until now - to nations across the globe. To towns and villages and businesses everywhere. Into the lives of billions who have up to now not had the tools to share their invention with the rest of the world, and who have every right to participate in a knowledge economy. It's NOT about recycling PC's or imposing Western technology on developing nations. It's inherently about creating, from the ground up, locally sustainable solutions that are culturally relevant. It's about rethinking how technology can empower and sustain and liberate, rather than exclude and erode and restrain.

It's ultimately about technology as means, not end itself.

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      IMPERATIVE NO. 2 IS ABOUT LEADERSHIP AND THE NEED FOR SUSTAINABILITY.

In these challenging economic times, we are all trying to ignite the growth engines inside our companies and to help re-ignite the economy as a whole. Most of us have taken the necessary steps to boost efficiency, eliminate redundancy and reduce costs. But it's not possible to cost-cut our way to growth. Growth is dependent on new revenues. And so the next leadership imperative is focused on creating sustainability through the simultaneous pursuit of growth opportunities in existing businesses - as well as in wholly new markets. Pursuing growth in existing businesses means avoiding complacency and postponing short-term gains for medium-term rewards.

But let me underscore the importance of emerging markets - and the distinctively different approach that must be taken in discovering them, nurturing them and growing them.

Obviously, most of these markets are located in the developing world. The potential for growth in the emerging-market economies has never been greater. As an example, recent OECD statistics show that spending on information technologies in these economies is growing at twice the rate of the industrialized world - although off a lower base. It illustrates the importance of thinking about developing markets as a central part of a company's growth strategy.

And in these developing markets, sustainable systems are the only way you can derive long-term growth.

"Sustainable" in that the solutions are economically viable, and can remain so for years without outside interference. "Sustainable" in that the solutions do not degrade the local environment. "Sustainable" in that the solutions respect social and cultural mores - in fact, they optimize, celebrate and reward them.

In these markets, it's especially true that it's not just what you do - but also the character with which you do it.

We will lose customers, shareowners, and ultimately employees if we do not demonstrate leadership and develop new metrics for gauging our performance on a world stage:

    o Are we making useful and significant contributions that are economically and culturally sustainable?

    o Are we doing everything we can to unlock the doors to the information economy in a way that, again, is not Western-imposed, U.S.-centric, or homogenous?

The fact is, we are in a single global ecosystem, wired, connected, overlapping
- benefiting from each other's successes, and suffering from each other's losses. September 11 made this all the more vivid - more than 60 countries lost citizens on that day.

The collective moment of silence honored around the world, here in America, in Mexico, in Canada, in England, in Japan, across the continent of Africa, in the deepest parts of small towns, on the streets of our biggest cities - this gesture made visible to me, at least, how deeply connected we are.

Complexity theory tells us that imbalance and asymmetry resolves itself in time
- either through negative resolutions like war, or disease, or economic breakdown - or through positive resolutions like the removal of barriers, the opening up of systems, or the movement of wealth and knowledge and personal opportunity and fulfillment to a more balanced geographic distribution.

Leadership - both at the highest level and at the personal level - is what causes the pendulum to swing in one direction or the other. The system needs to find balance. Humankind is the catalyst that forces the balance to swing one way or the other.

WHICH LEADS US TO IMPERATIVE NO. 3. THIS IMPERATIVE IS ABOUT LEADERSHIP AND DIVERSITY.

If we are truly going to continue to lead our companies through periods of growth, and broaden our role as stewards of a new global economy that nurtures (rather than destroys) every culture in its path, we need to take an approach that embraces ideas and approaches we have no model for. To be successful, we must harness diversity of thought. Yes, diversity of people, diversity of background, diversity of experience and diversity of skills. But most important, diversity of ideas and diversity of inventiveness.

If we are doing our job as corporate leaders, we must think more than a quarter out - beyond the current stock price. Where will new ideas come from? Where will new business models come from? Where will talent come from? Where will our customers come from?

We're living in an era that's defined by the power of ideas, the power of connections to knowledge, to information. Smart people reside everywhere in the world - are all kinds of people and smart people brimming with ideas that have yet to be heard?

This is about a new definition of diversity that has to do with more than national origin or race or creed, it has to do with keeping the market in motion by feeding it new models, new ideas and new approaches.

We see the power of diversity in the wake of the events of September 11 - the diversity of those who waited hours to give blood, the diversity of those who helped, the diversity reflected in the cultures and religions that took part in the memorial service at Yankee Stadium, diversity in those who have donated their time to courageously look for survivors and the diversity of outpouring from virtually every nation on this planet. I bring all of this up not to be dramatic, but to say if this is the strength we can draw in time of collective crisis - what is the power we could harness in an effort of collective aspiration and hope?

   WHICH BRINGS ME TO THE FOURTH AND FINAL IMPERATIVE: LEADERSHIP AND COURAGE.

In recent years, the market has placed more emphasis on short-term results or the promise of short-term results more than the creation of enduring value.

A leader's job can't focus solely on short-term results. A leader must focus on the long-term health of the franchise and the creation of business value for shareowners, customers and employees over years to come.

This means, as leaders, we must be bold in our actions - ahead of the market - using the courage of our convictions and our judgment, experience and instincts as our guide.

Since we announced our merger with Compaq three weeks ago, much has been written about the combination, much of it focused on PC market consolidation or creating scale to cut costs. But those stories, frankly, miss the much bigger point.

Steps like the one Michael Capellas and I took two weeks ago are based on a shared commitment to leading and driving the industry through its next inflection point - the accelerating shift toward market-unifying architectures and approaches, a shift that serves customers better, a shift that will unleash the inventive energies of this industry on a new generation of products, applications and solutions, in the enterprise, in the small and medium business, in the home.

And while perhaps some critics do not yet see the full benefit of the merger, the role of leadership is sometimes to take bold actions that defy conventional wisdom.

I don't mean to paint top leaders as solely chartered to make such moves. But I do believe that courage is required of leaders.

I think in the last two weeks, we have witnessed acts of courage on a grand scale and at a very human scale. As 46-year-old New Yorker Jim Pesomen said, "The toughest part was watching firemen and the courageous go back into that building as it was coming down. Those individuals, I tell you, have courage - knowing what they know."

And it was acts of courage we saw over and over again - in the named heroes like Mark Bingham and Tom Burnett on Flight 93. But also those who were heroes like a woman who guided Omar Eduardo Rivera down 70 flights of stairs. Omar's blind, and will never see the woman who saved his life, but will be forever thankful.

As business leaders, as we are faced with questions of life and death rather than how much our stock is worth, the significance of our business contribution to the world may be increased. And that is a good thing.

I'll end by telling a story.

There was once a civilization that was the greatest in the world.

It was able to create a continental super-state that stretched from ocean to ocean, and from northern climes to tropics and deserts. Within its dominion lived hundreds of millions of people, of different creeds and ethnic origins.

One of its languages became the universal language of much of the world, the bridge between the peoples of a hundred lands. Its armies were made up of people of many nationalities, and its military protection allowed a degree of peace and prosperity that had never been known. The reach of this civilization's commerce extended from Latin America to China, and everywhere in between.

And this civilization was driven more than anything, by invention. Its architects designed buildings that defied gravity. Its mathematicians created the algebra and algorithms that would enable the building of computers, and the creation of encryption. Its doctors examined the human body, and found new cures for disease. Its astronomers looked into the heavens, named the stars, and paved the way for space travel and exploration.

Its writers created thousands of stories - stories of courage, romance and magic. Its poets wrote of love, when others before them were too steeped in fear to think of such things.

When other nations were afraid of ideas, this civilization thrived on them, and kept them alive. When censors threatened to wipe out knowledge from past civilizations, this civilization kept the knowledge alive, and passed it on to others.

While modern Western civilization shares many of these traits, the civilization I'm talking about was the Islamic world from the year 800 to 1600, which included the Ottoman Empire and the courts of Baghdad, Damascus and Cairo, and enlightened rulers like Suleiman the Magnificent.

Although we are often unaware of our indebtedness to this other civilization, its gifts are very much a part of our heritage. The technology industry would not exist without the contributions of Arab mathematicians. Sufi poet-philosophers like Rumi challenged our notions of self and truth. Leaders like Suleiman contributed to our notions of tolerance and civic leadership.

And perhaps we can learn a lesson from his example: It was leadership based on meritocracy, not inheritance. It was leadership that harnessed the full capabilities of a very diverse population - that included Christianity, Islamic and Jewish traditions.

This kind of enlightened leadership - leadership that nurtured culture, sustainability, diversity and courage - led to 800 years of invention and prosperity.

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In dark and serious times like this, we must affirm our commitment to building societies and institutions that aspire to this kind of greatness. More than ever, we must focus on the importance of leadership - bold acts of leadership and decidedly personal acts of leadership.

                            FORWARD-LOOKING STATEMENT
This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

          ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
On November 15, 2001, HP filed a Registration Statement with the SEC containing HP and Compaq's preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they will contain important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.